**UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION**

September 13, 2021

_____

In the Matter of

Sigma Lithium Corporation
2200 HSBC Building
885 West Georgia Street
Vancouver, British Columbia
Canada V6C 3E8

File No. 001-40786

_____

**ORDER DECLARING REGISTRATION
EFFECTIVE PURSUANT TO SECTION 12(d)
OF THE SECURITIES EXCHANGE ACT OF
1934, AS AMENDED**

      Sigma Lithium Corporation has filed with the Commission and The Nasdaq Stock Market LLC an application to register its Common Shares on the exchange, pursuant to Section 12(b) of the Securities Exchange Act of 1934.

      In accordance with Section 12(d) of the Exchange Act, the authorities of the exchange have certified to the Commission that they have approved the class of securities for listing and registration.

      Sigma Lithium Corporation requests that the registration be made effective before 30 days have expired since the Commission received the exchange's certification.

      The request for acceleration appears to be appropriate in the public interest and for the protection of investors. Therefore, it is ORDERED that the registration on The Nasdaq Stock Market LLC shall become effective immediately.

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

                           Michael Coco
                           Chief
                           Office of International Corporate Finance